SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                             PRICE ENTERPRISES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    741444204
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                                 (CUSIP Number)

                                                    with a copy to:
Jeffrey S. Halis                                    George Mazin, Esq.
500 Park Avenue                                     Lowenstein Sandler PC
Fifth Floor                                         65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 378-0879                                      (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                October 23, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 741444204
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      1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only):

                  Jeffrey S. Halis
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     2)  Check the Appropriate Box if a Member of a Group (See Instructions):

                    (a) _____              (b) _____

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     3)  SEC Use Only

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   4)    Source of Funds (See Instructions):WC

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   5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                  Not Applicable

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   6)    Citizenship or Place of Organization:  United States

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          Number of           7)    Sole Voting Power:                 240,058*
                                    --------------------------------------------
       Shares Beneficially    8)    Shared Voting Power:                  0
                                    --------------------------------------------
       Owned by
       Each Reporting         9)    Sole Dispositive Power:             240,058*
                                    --------------------------------------------
       Person   With:        10)    Shared Dispositive Power:              0
                                    --------------------------------------------

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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                240,058*

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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions):
                                 Not Applicable

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   13)  Percent of Class Represented by Amount in Row (11):

                1.0%*
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   14)  Type of Reporting Person (See Instructions):  IA

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*146,932 shares (.6%) of Price  Enterprises,  Inc. common stock ("Common Stock")
are owned by Tyndall Partners, L.P., a Delaware limited partnership. 74,815 shares (.3%) of Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 16,252 shares (0.1%) of Common Stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 2,059 shares (0.008%) of Common Stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., respectively. See Items 2 and 5 for additional details.

Item 1.   Security and Issuer

          This statement relates to the common stock, par value $.0001 per share (the "Shares"), of Price Enterprises, Inc. (the "Issuer"), whose principal executive offices are located at 4649 Morena Boulevard, San Diego, California 92117.

Item 2.   Identity and Background

          The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. In addition, Mr. Halis serves as a member of Jemi Management, L.L.C., a New York limited liability company, which serves as the Investment Manager for Halo International, Ltd. ("Halo International"), a company organized under the laws of the Cayman Islands, having its principal executive offices located at Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands. Each of Tyndall, Tyndall Institutional, Madison and Halo International, are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          All funds used to purchase Shares on behalf of Tyndall come directly from the net assets of Tyndall. All funds used to purchase Shares on behalf of
Tyndall Institutional come directly from the net assets of Tyndall Institutional. All funds used to purchase Shares on behalf of Madison come directly from the net assets of Madison. All funds used to purchase Shares on behalf of Halo International come directly from the net assets of Halo International.

Item 4.  Purpose of Transaction

          The acquisition of the Shares is solely for investment purposes on behalf of Tyndall, Tyndall Institutional, Madison and Halo International, respectively. Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          As of October 23, 1998, Jeffrey Halis ceased to be the beneficial owner of more than 5% of the Shares.

          Based upon the information set forth in the Issuer's Quarterly Report on Form 10Q for the period ending June 30, 1998, there were issued and outstanding 23,758,282 Shares. As of October 23, 1998, Tyndall owned 146,932 Shares, or .6% of those outstanding, Tyndall Institutional owned 74,815 Shares, or .3% of those outstanding, Madison owned 16,252 Shares, or 0.1% of those outstanding and Halo International owned 2,059 Shares, or 0.008% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all Shares of the Issuer owned by each of Tyndall, Tyndall Institutional, Madison and Halo. The following table details the transactions by each of Tyndall, Tyndall Institutional, Madison and Halo International in the Issuer's Shares during the past sixty days (each of which were effected in ordinary brokers transactions): A. Tyndall Partners, L.P.

         Date                       Quantity                            Price

                                   (Purchases)

                                      None


                                     (Sales)

    October 23, 1998                  566,368                            $5.50


                     B. Tyndall Institutional Partners, L.P.

         Date                       Quantity                            Price

                                   (Purchases)

                                      None

                                     (Sales)

    October 23, 1998                  288,385                            $5.50


                        C. Madison Avenue Partners, L.P.

         Date                       Quantity                            Price

                                   (Purchases)

                                      None

                                     (Sales)

    October 23, 1998                 62,648                              $5.50


                           D. Halo International, Ltd.

         Date                        Quantity                           Price

                                   (Purchases)

                                      None

                                     (Sales)

    October 23, 1998                  7,941                              $5.50


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable

Item 7.  Material to be filed as exhibits

                  Not Applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                                    November 9, 1998


                                                    /s/   Jeffrey   S.
                                                    Halis  Jeffrey  S.
                                                    Halis, as a general partner
                                                    of  Halo  Capital  Partners,
                                                    L.P., the general partner of
                                                    each  of  Tyndall  Partners,
                                                    L.P., Tyndall  Institutional
                                                    Partners, L.P., and Madison
                                                    Avenue Partners, L.P.


                                                    /s/ Jeffrey S. Halis
                                                    Jeffrey   S.  Halis,   as  a
                                                    member of  Jemi  Management,
                                                    L.L.C.,     the   Investment
                                                    Manager   for   Halo  Inter-
                                                    national, Ltd.




      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).